Exhibit (m)(iii)(B)

DIREXION FUNDS

CLASS A SHARES

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Class A Distribution Plan shall be as follows:

Direxion Indexed Commodity Strategy Fund

Direxion Indexed Managed Futures Strategy Fund

Direxion Hilton Tactical Income Fund

Up to 1.00% of the average daily net assets. The current authorized maximum annualized fee is 0.25% of average daily net assets.

Last Revised: August 23, 2016.